UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

   For the month of December 2012

Commission File Number: 001-35235

NAUTILUS MARINE ACQUISITION CORP.

90 Kifissias Avenue
Maroussi 15125
Athens, Greece
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.       Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Forward-Looking Statements

This report on Form 6-K (this “Report”) contains forward-looking statements.  Words such as “believe,”“expect,”“anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Forward-looking statements relating to the proposed transaction discussed below include, but are not limited to: statements about the benefits of the Transaction (as defined below) involving Nautilus Marine Acquisition Corp. (“Nautilus”, the “Company,” “we,” “our” or “us”) and Assetplus Limited (“Assetplus”), including future financial and operating results; Nautilus’s and Assetplus’s plans, objectives, expectations and intentions; the expected timing of completion of the Transaction; and other statements relating to the Transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the Transaction, such risks and uncertainties include, among many others: (i) the risk associated with the Company’s Tender Offer (as defined below); (ii) the risk that the business and assets of Assetplus will not be properly integrated into the Company; (iii) the risk that the benefits to the Company and its stockholders anticipated from the acquisition by the Company of Assetplus may not be fully realized or may take longer to realize than expected; (iv) the risk that any projections, including earnings, revenues, expenses, synergies, margins or any other financial items are not realized, (v) the risks associated with the current concentration of Assetplus’ business with one customer, Petrobras (as defined below); (vi) the potential for reductions in industry profit margins due to, among other factors, declining time charter rates; (vii) the inability of the Company to expand and diversify the business of Assetplus; (viii) changing interpretations of generally accepted accounting principles; (ix) the Company’s continued compliance with government regulations; changing legislation and regulatory environments; (x) the ability of the Company to meet Nasdaq’s continued listing standards; (xi) the potential for a lower return on investment by the Company on its investments in vessel assets; (xii) the inability of the Company to manage growth; (xiii) requirements or changes affecting the shipping and maritime industry; (xiv) the general volatility of market prices of the Company’s securities and general economic conditions; (xv) the Company’s ability to implement new strategies and react to changing market conditions; (xvi) risks associated with operating (including environmental) hazards; (xvii) risks associated with competition; (xvii) risks associated with the loss of key personnel; or any of the factors in the “Risk Factors” section of Nautilus’s Annual Report on Form 20-F for the year ended October 31, 2011; and any statements of assumptions underlying any of the foregoing ; and the other risks identified in this Report and any statements of assumptions underlying any of the foregoing.  These risks, as well as other risks associated with the Transaction, will be more fully discussed in the Schedule TO that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the Tender Offer. Additional risks and uncertainties are identified and discussed in Nautilus’s reports filed or to be filed with the SEC and available at the SEC's website at http://www.sec.gov. Forward-looking statements included in this Report speak only as of the date of this Report.  We undertake and assume no obligation, and do not intend, to update our forward-looking statements, except as required by law.

Important Information about the Tender Offer

The planned Tender Offer by Nautilus described in this Report has not yet commenced. Such description is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the Tender Offer to buy Nautilus’s common stock, par value $0.0001 per share (the “Common Shares”) will be made pursuant to an offer to purchase and related materials that Nautilus intends to file with the SEC. At the time the Tender Offer is commenced, Nautilus will file an Issuer Tender Offer Statement on Schedule TO with the SEC.  The Issuer Tender Offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials will be sent free of charge to all shareholders of Nautilus when available. In addition, all of these materials (and all other materials filed by Nautilus with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  Security holders may also obtain free copies of the documents filed with the SEC by Nautilus by directing a request to: Nautilus Marine Acquisition Corp., 90 Kifissias Avenue, Maroussi 15125 Athens, Greece.  Shareholders of Nautilus are urged to read the Tender Offer documents and the other relevant materials when they become available before making any investment decision with respect to the Tender Offer because such documents and materials will contain important information about the Tender Offer and the Acquisition (as defined below).

Share Purchase Agreement and Associated Transactions

This section describes the material provisions of the Share Purchase Agreement (as defined below) but does not purport to describe all of the terms thereof.  The following summary is qualified in its entirety by reference to the complete text of the Share Purchase Agreement, a copy of which is attached hereto as Exhibit 4.1 hereto. Shareholders and other interested parties are urged to read such agreement in its entirety.  Unless otherwise defined herein, the capitalized terms used below are defined in the Share Purchase Agreement.

Structure of the Transaction

On December 5, 2012, Nautilus entered into a Share Purchase Agreement (as it may be amended from time to time, the “Share Purchase Agreement”) with Assetplus, and each of Vega Resource Group AS (“Vega Resource”) and Oil and Gas Ships Investor Limited (“Oil & Gas”, and together with Vega Resource, the “Sellers”) as ultimate beneficial owners of 100% of the issued and outstanding equity shares of Assetplus, pursuant to which Nautilus will acquire from the Sellers 100% of the issued and outstanding equity shares of Assetplus, and Assetplus will become a wholly-owned subsidiary of Nautilus (the “Acquisition”).

Assetplus, indirectly through its wholly-owned subsidiaries (the “Subsidiaries”), is the owner of, or has the right to acquire, four vessels:  two platform supply vessels (“PSVs”) (namely, Vega Crusader and Vega Corona) and two oil spill response vessels (“OSRVs”) (namely, Vega Juniz and Vega Emtoli).  Assetplus, indirectly through its Subsidiaries, has also been awarded and signed six time charter contracts (the “Time Charters”) with Petróleo Brasileiro S.A. or its affiliates (“Petrobras”). Following the closing (“Closing”) of the Acquisition and the consummation of the transactions (the “Transaction”) contemplated by the Share Purchase Agreement, Nautilus will indirectly, through Assetplus’s Subsidiaries, own or have the right to acquire the two PSVs and the two OSRVs, all of which will be under Time Charters with Petrobras.

Acquisition Consideration

Upon the Closing, the Sellers will be collectively entitled to receive cash and other forms of consideration (the “Acquisition Consideration”), subject to certain terms and conditions described in the Share Purchase Agreement, as follows:

●	At or immediately following the Closing:

•
Nautilus will issue to the Sellers an aggregate of 1,722,773 Common Shares, valued at $10.10 per share, representing a total value of $17,400,007 (the “Initial Stock Payment” or “Equity Consideration”);

•
Nautilus will issue an aggregate of 594,059 Common Shares (equal to $6,000,000 in value at $10.10 per Common Share) (the “Put Shares”) to Mezzanine Financing Investment III Ltd. (“Mezzanine Financing”) in full satisfaction of (i) the $6,000,000 in loan proceeds drawn down by Assetplus on November 19, 2012 pursuant to that certain working capital loan agreement dated as of November 16, 2012, by and between Assetplus and Mezzanine Financing (the “Working Capital Facility”), and (ii) all interest and original issue discount (“OID”) amounts on such loan.  The Put Shares will be covered by a six month put option (the “Put Option”), exercisable by Mezzanine Financing upon no less than 60 days prior written notice (the “Notice Period”), which notice is deliverable no earlier than the last day of the four month period following the consummation of the Tender Offer.  Upon valid exercise of the Put Option, Nautilus will purchase up to all 594,059 Put Shares from Mezzanine Financing at a price of $11.35 per Common Share in cash, which is equal to $6,742,570 (the “Put Option Value”) if the Put Option is validly exercised for all Put Shares.  The Notice Period will allow Nautilus to attempt to arrange for a private transfer of the Put Shares from Mezzanine Financing to one or more third parties (the “Put Sale”).  If a timely Put Sale is completed, Mezzanine Financing will receive the Put Option Value (with Nautilus contributing to Mezzanine Financing the shortfall, if any, between the actual proceeds from the Put Sale and the Put Option Value).  If Nautilus is unable to complete a Put Sale during the Notice Period, Nautilus shall purchase the Put Shares from Mezzanine Financing at the Put Option Value on the final day of the Notice Period; and

●
Nautilus will assume, upon the Closing, the obligation to repay the outstanding indebtedness of Assetplus and its Subsidiaries (collectively, the “Assumed Indebtedness”), the aggregate amount of which shall not exceed an amount of principal equal to $52,220,000 as of the Closing (the “Debt Assumption Amount”). The Assumed Indebtedness will be comprised of the following: (i) a Senior Debt Facility (as defined hereinafter) with a maximum availability of $38,220,000 and an outstanding principal balance as of the date hereof of $15,275,000; (ii) a mezzanine debt facility (comprised of one senior and one junior loan facility agreement) with an outstanding balance of $14,000,000 (collectively, the “Mezzanine Facility”); and (iii)  any accrued and unpaid interest on the amounts set forth in each of (i) and (ii) above.

●
Subsequent to the Closing, Nautilus will pay to the Sellers an aggregate of $7,150,000 in cash (the “Cash Payment”) either: (i) within fifteen (15) days following the Expiration Date (as defined below), interest free, or (ii) within ninety (90) days following the Expiration Date, together with a 10% annual interest rate (interest to be applied beginning on the sixteenth (16th) day following the Expiration Date).  The determination whether to make the Cash Payment pursuant to clause (i) or (ii) above is solely in the discretion of Nautilus.

●
The Sellers will also be entitled to receive up to an aggregate of $6,315,040 worth of additional Common Shares (the “Earn-Out Payment”) as additional consideration for the purchase of their equity interest in Assetplus if Nautilus achieves consolidated EBITDA (defined as gross revenue minus commissions minus vessel operating expenses on an annualized basis) derived from the four-vessel fleet of two PSVs and two OSRVs for the fiscal year ending December 31, 2013 equal to or in excess of $18,000,000. The Earn-Out Payment is based on a per share price equal to the greater of: (i) the 45-day value weighted average price on the issuance date and (ii) $10.10 per share. The Earn-Out Payment will be made within 30 days following the filing of Nautilus’s Form 20-F annual report for fiscal year ending December 31, 2013.    In the event that Assetplus acquires additional OSRV vessels to service the two remaining Time Charters, then the Sellers will be entitled to receive up to an aggregate of $1,614,980 worth of additional Common Shares per additional vessel if Nautilus achieves per additional vessel EBITDA for the fiscal ending December 31, 2013 equal to or in excess of $5,000,000 per additional vessel.

●
In the event that the Sellers determine, prior to Closing, to acquire any vessels (and related indebtedness secured thereby) in addition to the four vessels they own (or have the right to acquire) at the time of the Share Purchase Agreement, then the parties will renegotiate the Acquisition Consideration to reflect such change in the net worth of Assetplus and its Subsidiaries. If an agreement regarding the adjustment is not reached by both parties, then the Sellers will not acquire any such additional vessels prior to Closing.

Acquisition Condition

Pursuant to the Share Purchase Agreement, the consummation of the Acquisition is conditioned upon, among other things, (i) closing of the Tender Offer prior to or concurrently with the Closing, (ii)  Assetplus, together with its Subsidiaries (including Vega Offshore and Vega Corona AS, a Norwegian company, Vega Crusader AS, a Norwegian company, Vega Juniz AS, a Norwegian company and Vega Emtoli AS, a Norwegian company), having outstanding indebtedness of not greater than $52,220,000, (iii) Nautilus delivering the Initial Stock Payment to the Sellers; (iv) Nautilus delivering the Put Shares to Mezzanine Financing; and (v) Sellers having delivered their shares of Assetplus to Nautilus. If these and/or any of the other conditions to the Acquisition are not met or waived, Assetplus or Nautilus, as the case may be, may choose to exercise any applicable right to terminate the Share Purchase Agreement.

Closing and Effective Time of the Transaction

The Transaction is expected to be consummated promptly following the satisfaction or waiver of the conditions described below under the subsection entitled “Conditions to Closing of the Transaction,” unless Nautilus and Assetplus agree in writing to hold the Closing at another time but in no event will such time be later than 3 business days following the satisfaction or waiver of all such conditions.

Conditions to Closing of the Transaction

The obligations of the parties to the Share Purchase Agreement to consummate the Acquisition are subject to the satisfaction (or waiver by each other party) of the following specified conditions set forth in the Share Purchase Agreement before consummation of the Acquisition. Unless otherwise defined herein, the capitalized terms used below are defined in the Share Purchase Agreement.

The obligation of Nautilus to consummate the Acquisition is subject to satisfaction of the following conditions (or waiver in writing by Nautilus):

●	each of the representations and warranties of the Sellers and of the Sellers regarding Assetplus and its Subsidiaries shall be true and correct in all material respects at and as of the Closing Date;

●	the Sellers and Assetplus having performed and complied with all of their respective agreements and covenants set forth in the Share Purchase Agreement in all material respects through the Closing;

●	the Sellers shall have delivered to Nautilus the share transfer documents with respect to Assetplus Shares as required by the Share Purchase Agreement;

●	Assetplus shall have procured all of the third party consents required in order to effect the Closing;

●
there shall be no pending or threatened action, suit, or proceeding wherein an unfavorable ruling would prevent consummation of the Transaction, cause the Transaction to be rescinded following consummation, adversely affect the right of Nautilus to own the Assetplus shares and to control Assetplus, or adversely affect the right of Assetplus to own its assets and to operate its businesses;

●	Assetplus, together with its Subsidiaries, as of the Closing shall have outstanding indebtedness no greater than $52,220,000 plus accrued interest on such amount;

●
any and all stockholder, voting or similar agreements (or other agreements reasonably required by Nautilus) of the Sellers with each other or Assetplus, including but not limited to the Shareholders Agreement, being terminated as of the Closing Date;

●	the Sellers, on behalf of themselves and Assetplus, having delivered to Nautilus a certificate to the effect that certain of Nautilus’s conditions have been satisfied in all respects;

●
Assetplus having delivered to Nautilus resolutions adopted by the Board of Directors and the shareholders of Assetplus authorizing the Share Purchase Agreement and the Transaction contemplated thereby as certified by the Secretary of Assetplus;

●	Assetplus having delivered to Nautilus a recent Certificate of Good Standing or equivalent in respect of Assetplus and each of its Subsidiaries issued by the appropriate governing body; and

●	the closing of the Tender Offer having occurred prior to or concurrently with the Closing.

The obligation of the Sellers to consummate the Transaction is subject to satisfaction of the following conditions (or waiver in writing by the Sellers):

●	each of the representations and warranties of Nautilus being true and correct in all material respects at and as of the Closing Date;

●	Nautilus having performed and complied with all of its covenants pursuant to the Share Purchase Agreement in all material respects through the Closing;

●	Nautilus having delivered the Initial Stock Payment to the Sellers at the Closing;

●
Nautilus having assumed the Assumed Indebtedness by means of documentation in form and substance reasonably satisfactory to the Sellers (if necessary), and the Senior Lender and Mezzanine Financing having accepted and approved such documentation;

●
there shall be no pending or threatened action, suit, or proceeding wherein an unfavorable ruling would prevent consummation of the Transaction, cause the Transaction to be rescinded following consummation, adversely affect the right of Nautilus to own the Common Stock of Nautilus, or adversely affect the right of Nautilus to own its assets and to operate its businesses;

●	the closing of the Tender Offer having occurred prior to or concurrently with the Closing;

●	Nautilus having delivered to the Sellers a certificate to the effect that certain of the Sellers’ conditions have been satisfied in all respects;

●	Nautilus having delivered to the Sellers resolutions adopted by the Board authorizing the Share Purchase Agreement and the Transaction contemplated thereby as certified by the Secretary of Nautilus;

●
the Senior Lender and Mezzanine Finance each having consented in writing to waive any default or event of default arising under the agreements setting forth the terms and conditions of the Assumed Indebtedness in connection with the transactions contemplated thereby and having consented in writing to the consummation thereof;

●
with respect to an aggregate of 500,000 Insider Shares held by the Insiders (including 100,000 Common Shares that are subject to forfeiture if certain conditions related to the price of Nautilus Common Shares are not satisfied), the Insiders having either (a) assigned such 500,000 Insider Shares to Oil & Gas, for nominal consideration and pursuant to a form of assignment in form and substance reasonably satisfactory to the Insiders and Oil & Gas or (b) forfeited for no consideration such 500,000 Insider Shares and causing Nautilus to cancel such shares and issue 500,000 identical Common Shares (containing the same rights and subject to the same restrictions) to Oil & Gas; and

●
all actions to be taken by Nautilus in connection with consummation of the transactions contemplated thereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated thereby have been satisfactory in form and substance to the Sellers.

Termination

The Share Purchase Agreement may be terminated prior to the Closing as follows:

●	by mutual written agreement of Nautilus, the Sellers and Assetplus;

●
by written notice by Nautilus to the Sellers and Assetplus, if there has been a breach by the Sellers and/or Assetplus of any of their representations, warranties or covenants contained in the Share Purchase Agreement, or if any representation or warranty of the Sellers and/or Assetplus shall have become untrue or inaccurate which, in either case, would result in a failure of certain conditions (a “Terminating Seller Breach”), subject to a curing period as provided for in the Share Purchase Agreement.  Nautilus may not terminate the Share Purchase Agreement pursuant these provisions if it shall have materially breached the Share Purchase Agreement or if such Terminating Seller Breach is cured within the curing period;

●
by joint written notice by the Sellers to Nautilus, if there has been a breach by Nautilus of any of its representations, warranties or covenants contained in the Share Purchase Agreement, or if any representation or warranty of Nautilus shall have become untrue or inaccurate which, in either case, would result in a failure of certain conditions (a “Terminating Nautilus Breach”), subject to a curing period as provided for in the Share Purchase Agreement.  The Sellers may not terminate the Share Purchase Agreement pursuant to these provisions if it or Assetplus shall have materially breached the Share Purchase Agreement or if such Terminating Nautilus Breach is cured during the curing period; or

●	on or after February 14, 2013 (the “Termination Date”), by any of Nautilus, the Sellers or Assetplus upon written notice to the other parties.

Effect of Termination

If the Share Purchase Agreement is terminated, it shall become void, and there shall be no liability on the part of any party thereto or any of their respective affiliates or the members, managers, directors, officers, partners, employees, agents or other representatives of any of them, and all rights and obligations of each party thereto shall cease; except for liability for any fraud or willful breach of any of any party’s respective representations, warranties, covenants or agreements contained in the Share Purchase Agreement prior to termination.

Fees and Expenses

Except as otherwise set forth in the Share Purchase Agreement, all fees and expenses incurred by the Sellers and Assetplus, including without limitation legal fees and expenses, in connection with the Share Purchase Agreement and the Transaction contemplated thereby will be borne by the Sellers, and all fees and expenses incurred by Nautilus, including without limitation legal fees and expenses, in connection with the Share Purchase Agreement and the Transaction contemplated thereby will be borne by Nautilus.

Lock-Up of Equity Consideration

Each of the Sellers agreed in the Share Purchase Agreement not to sell or otherwise transfer the Common Shares issued to them in the Initial Stock Payment for 90 days after the Closing, unless otherwise agreed to in writing by Nautilus in its sole discretion.

Management of Nautilus Following the Acquisition

Immediately following the Closing, the board of directors of Nautilus (the “Board”) shall consist of five members, the majority of whom shall meet the definition of “independent” as set forth under the rules of Nasdaq.  At Closing, Nautilus shall appoint three members to the Board, including Mr. Anthony Argyropoulos, Mr. Savvas Georghiades, and Mr. Alexandros Gotsopoulos.  Following the Closing, Mr. Prokopios “Akis” Tsirigakis and Mr. George Syllantavos will remain as directors of Nautilus.  Following the Closing, Mr. Tsirigakis will retain his current titles of President and Co-CEO of Nautilus while Mr. Syllantavos will retain his current titles of Co-CEO, CFO and Secretary of Nautilus.

Immediately following the Closing, the Board will have a staggered structure with three classes of directors (A, B and C) serving three year terms, with the initial tenure being one, two and three year tenures, respectively, for each class.  Mr. Argyropoulos and Mr. Syllantavos will each serve as a Class C director.  Mr. Georghiades and  Mr. Tsirigakis will each serve as a Class B director.  Mr. Gotsopoulos will serve as a Class A director.

Tender Offer

The Share Purchase Agreement obligates Nautilus to (subject to market conditions) consummate prior to the Closing a tender offer (the “Tender Offer”) pursuant to Rule 13e-4 and Regulation 14E (each, as modified, waived or otherwise agreed to with the SEC) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Through the Tender Offer, shareholders of Nautilus will be provided with the opportunity to redeem their Common Shares for cash equal to their pro rata share of the aggregate amount then on deposit in out trust account (the “Trust Account”), less taxes, upon the consummation of the Acquisition.  The obligation of Nautilus to purchase Common Shares validly tendered and not properly withdrawn pursuant to the Tender Offer documents will be subject to, among others, the Acquisition Condition (as defined below).  The Tender Offer will expire on the date set forth in the Tender Offer documents filed with the SEC, unless Nautilus extends or terminates the Tender Offer (the “Expiration Date”).

Representations and Warranties

The Share Purchase Agreement contains a number of representations that each of Nautilus, Assetplus and the Sellers have made to each other. These representations and warranties, among others, relate to the following:  (i) Due Organization and Standing; Subsidiaries; (ii) Authorization, Power and Enforceability; (iii) No Conflicts; (iv) Capital Structure; (v) Consents and Approvals; (vi) SEC Documents; Financial Statements; (vii) Absence of Certain Changes; (viii) Absence of Undisclosed Liabilities; (ix) Litigation; (x) Restrictions on Business Activities; (xi) Interested Party Transactions; (xii) Compliance With Laws; (xiii) Brokers’ and Finders’ Fees; (xiv) Board Approval; (xv) Compliance with Securities Act; (xvi) The APL Shares; (xvii) Assets; and (xviii) Material Contracts.

Certain of the representations and warranties are qualified by materiality or material adverse effect. For the purposes of the Share Purchase Agreement, material adverse effect means (i) for the Sellers or Assetplus, a material adverse effect on the financial condition, results of operations, properties or business of Assetplus and its Subsidiaries, either individually or taken as a whole and (ii) for Nautilus, any circumstance, change in or effect on Nautilus that is materially adverse to the financial condition, results of operations, properties or business of Nautilus.

Covenants of the Parties

The parties to the Share Purchase Agreement have agreed, during the period from the date of the Share Purchase Agreement until the earlier of the termination of the Share Purchase Agreement pursuant to its terms or the consummation of the Transaction, (i) to use their respective commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws to consummate the Transaction; (ii) to execute and deliver such other instruments and take such action as the other party may reasonably deem necessary or desirable in order to achieve the objectives therein; (iii) to give any notices to, make any filings with, and use their reasonable best efforts to obtain any authorizations, consents, and approvals of any third parties or governmental authorities necessary in order to consummate the transactions contemplated thereby; (iv) to hold in confidence any information received from the other parties that is non-public in nature; (v) to not engage in any practice, take any action, or enter into any transaction not in the ordinary course of business or as required by any Transaction Document, without the prior written consent of the other party; and (vi) to give prompt written notice of any developments which may present a material adverse effect.

In addition, the Sellers have agreed that prior to Closing, except with the prior written consent of Nautilus or as required or permitted by any Transaction Document, (i) to conduct the business of Assetplus in the ordinary course, (ii) to perform in all material respects and in a timely manner all of their respective obligations and comply in all material respects with all covenants under each Material Contract to which it is a party, (iii) to use their commercially reasonable efforts to preserve intact the present business organization of Assetplus and its Subsidiaries and preserve all relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with Assetplus and its Subsidiaries; (iv) to use commercially reasonable efforts to maintain its material assets in the same state of repair as they are on the date thereof, reasonable wear and tear excepted; (v) to promptly notify Nautilus of any event or occurrence of which Sellers have knowledge that is not in the ordinary course of business; (vi) to maintain books and records of Assetplus in accordance with past practice, and use commercially reasonable efforts to maintain in full force and effect all material Seller permits and material insurances; (vii) to make available to Nautilus copies of all material correspondence exchanged with the builder in connection with any Memorandum of Agreement; (viii) to not agree to any material change of plans and drawings provided by any counter-party or approve any further material plans and/or material drawings to be provided by any counter-party pursuant to the Memorandum of Agreement; and (ix) to use commercially reasonable efforts to (x) maintain its material rights under any Memorandum of Agreement and (y) maintain its business relations with any counterparty under any Memorandum of Agreement.

Nautilus agreed that except with the prior written consent of Assetplus or as required or contemplated by any Transaction Document: (i) to comply with all of its obligations under its articles of incorporation and bylaws (including the requirement to launch and consummate the Tender Offer), (ii) to perform in all material respects and in a timely manner all its obligations and comply in all material respects with all covenants under each material agreement to which it is a party, (iii) to promptly notify Assetplus of any event or occurrence of which Nautilus has knowledge that is not in the ordinary course of business, (iv) to maintain its books and records in accordance with past practice, (v) to make available to Assetplus copies of all material correspondence exchanged with the SEC and any other governmental authority, and (vi) to comply with all filing requirements under the U.S. securities laws, including all periodic filings required under the Exchange Act.

Non-Solicitation

During the period beginning on the date of the Share Purchase Agreement through Closing, neither Assetplus, the Sellers, Nautilus nor any of their respective officers, directors, employees, representatives or affiliates shall, without the prior written consent of the other parties, directly or indirectly, solicit, initiate, facilitate or encourage the submission of any proposals or offers from, provide confidential information to or enter into, participate in or continue, any discussions, negotiate or enter into any agreement, arrangement or understanding with any person or entity (other than the other parties) relating to or that may be reasonably expected to lead to, or result in: (i) any acquisition in a single transaction or a series of related transactions of all, substantially all, or any material, assets of such party; (ii) any acquisition of equity interests of such party; (iii) any arrangement, amalgamation, merger, dissolution, liquidation, recapitalization, consolidation or business combination directly or indirectly involving such party; (iv) any act, arrangement or transaction which could be inconsistent with the Transaction contemplated by the Share Purchase Agreement; or (v) any proposal or public announcement of an intention to do any of the foregoing (in each case, an “Acquisition Proposal”).  In addition, each party shall notify each other party in writing of any Acquisition Proposal it receives.

Additional Material Related Agreements

This section of the Form 6-K describes the material provisions of the Additional Material Related Agreements but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the respective documents, copies of which are attached hereto as exhibits.

First Equity Incentive Plan

On December 5, 2012, Nautilus adopted an equity incentive plan, which Nautilus refers to as the First Equity Incentive Plan, under which officers, key employees, directors and consultants of Nautilus and its subsidiaries will be eligible to receive options to acquire Common Shares, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. Nautilus has reserved a total of 1,000,000 Common Shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The purpose of the First Equity Incentive Plan is to encourage ownership of shares by, and to assist Nautilus in attracting, retaining and providing incentives to, its officers, key employees, directors and consultants whose contributions to Nautilus are or will be important to the success of Nautilus and to align the interests of such persons with Nautilus's stockholders. The various types of incentive awards that may be issued under the First Equity Incentive Plan will enable Nautilus to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

The plan will be administered by Nautilus's compensation committee, or such other committee of Nautilus's board of directors as may be designated by the board to administer the plan. The plan permits grants of options to purchase Common Shares, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price per Common Share equal to the fair market value of a Common Share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the plan administrator. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding shall become fully vested and exercisable in full.

The Board may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Stockholder approval of plan amendments may be required in certain definitive, pre-determined circumstances if required by applicable tax regulations, rules of a national securities exchange or the SEC. Unless terminated earlier by the board of directors, the plan will expire ten years from the date on which the plan was adopted by the board of directors.

A copy of the First Equity Incentive Plan is attached hereto as Exhibit 4.2.

Employment Agreements and Consultancy Agreements

The Nautilus board has approved, and Nautilus has entered into employment agreements to be effective at Closing, with each of Messrs. Prokopios Tsirigakis and George Syllantavos for services to Nautilus subsequent to the Closing, as well as separate consulting agreements with Donava Holdings S.A.and Ramada Holdings Inc., companies owned and controlled by Messrs. Tsirigakis and Syllantavos respectively, for work to be performed by them subsequent to the Closing, outside of Greece. Each of the employment and consulting agreements have a term of five (5) years, and will be automatically renewed for successive one-year terms unless terminated by advance notice by either party. Each of these employment and consulting agreements contains standard non-solicitation and non-compete provisions.

The aggregate annual executive compensation pursuant to these consultancy and employment agreements amounts to $480,000 and €140,000, respectively.

Pursuant to the agreements, Messrs. Tsirigakis and Syllantavos may engage in other business activities with companies in the international shipping industry provided that such companies are not in direct competition with Nautilus, as determined by the board of directors of Nautilus.   Messrs. Tsirigakis and Syllantavos  are entitled to receive benefits under each of their employment agreements with Nautilus.  Officers of Nautilus will be entitled to receive discretionary bonus awards and/or awards under Nautilus’s First Equity Incentive Plan in such amounts, if any, as determined by the board of directors of Nautilus, in its sole discretion.

Exclusive Option Agreement

Separate from the Time Charters, Vega Resource submitted a bid to Petrobras for two PSV time charter contracts, each with an initial term of four years, which may be extended for an additional four year period pursuant to a single option exercisable at the discretion of Petrobras.  If awarded by Petrobras, such time charters may be held by Vega Resource, awarded to any one or all of two “special purpose vehicles”, namely Vega Chaser AS and Vega Challenger AS (each of which is wholly-owned by Vega Resource) or a different entity established by Vega Resource to hold such time charter(s) (collectively with Vega Chaser AS and Vega Challenger AS, the “Vega Bid SPVs”).  Vega Resource expects Petrobras to award time charters in connection with the bid during the first quarter of 2013.  On November 7, 2012, Nautilus entered into the Exclusive Option Agreement with Vega Resource for the purpose of obtaining an exclusive option to acquire said time charters from Vega Resource if the same are awarded to Vega Resource.  This term of the Exclusive Option Agreement expires on June 30, 2013, unless otherwise extended by the parties.

Pursuant to the Exclusive Option Agreement, Vega Resource granted Nautilus with the exclusive option during the period commencing upon the closing of the Tender Offer through the later of either February 28, 2013 or 14 days after the award by Petrobras to Vega Resource of such a time charter, to acquire from Vega Resource any such time charter or 100% of any Vega Bid SPV holding such a time charter.  To exercise its exclusive option, Nautilus must provide Vega Resource with timely notice in accordance with the terms set forth in the Exclusive Option Agreement.  Within 15 banking days of Nautilus providing due notice, or such other period of time as agreed to in writing by and between Nautilus and Vega Resource, (A) Vega Resource will transfer to Nautilus, and Nautilus will acquire from Vega Resource either (i) the time charter awarded to it by Petrobras or (ii) 100% interest in any Vega Bid SPV holding such time charter awarded to it by Petrobras and (B) Nautilus will become obligated to pay the purchase price of $2,200,000 to Vega Resource, which will be payable in cash as follows: (i) 25%, or $550,000 on the closing date of such transaction,  (ii) 25%, or $550,000, ninety (90) days after such closing date and (iii) 50%, or $1,100,000, one-hundred eighty (180) calendar days after such closing date.

A copy of the Exclusive Option Agreement is attached hereto as Exhibit 4.3.

Lock-up Option Agreement

On November 12, 2012, before we announced our intention to commence the Tender Offer, we entered into a lock-up with put option agreement (each, a “Lock-Up Option Agreement”) with each of AQR Opportunistic Premium Offshore Fund, L.P. (“AQR OPOF”), AQR Diversified Arbitrage Fund (“AQR DAF”), Hare & Co. (“H&C”) and CNH Diversified Opportunities Master Account (“CNH”, and together with AQR OPOF, AQR DAF and H&C, the “Restricted Investors”) for 439,500, 54,300, 32,600 and 16,300 Common Shares, respectively, for an aggregate of 542,700 Common Shares (the “Locked-up Shares”), representing approximately 11.3% of the Common Shares issued in our IPO.  Pursuant to the Lock-Up Option Agreements, each Restricted Investor agreed not to tender its respective Locked-up Shares in the Tender Offer. In addition, during the period commencing on November 12, 2012 and terminating on the 11th business day following the Expiration Date (the “Lock-up Period”), each Restricted Investor is further prohibited from selling, transferring or otherwise disposing of the Locked-up Shares. Also, pursuant to the Lock-up Option Agreement, we have granted each Restricted Investor a put right (the “Put Right”), exercisable commencing on the expiration of the Lock-up Period and terminating on the second business day thereafter, pursuant to which each Locked-up Share may be put back to us at $10.30 per share, at the option of the Restricted Investor. We would then be required to purchase for $10.30 per share each Locked-up Share validly put back to us on the second business day following the valid exercise of the Put Right.  The obligations of each Restricted Investor and Nautilus under the Lock-Up Option Agreements are irrevocable and binding; however the closing of the purchase of the Locked-up Shares from the Restricted Investors pursuant to the Put Right is subject to the consummation of the Tender Offer.

If the Tender Offer is consummated, we will deposit the aggregate purchase price for the Locked-Up Shares in a separate escrow account to be created solely to hold such funds.  If all the Locked-up Shares are validly put back to us, we would purchase the same with the $5,589,810 on deposit in such escrow account.  If no Locked-up Shares are validly put back to us, the $5,589,810 then on deposit in such escrow account would be released to us without restriction.

Each Restricted Investor has also agreed that during the Lock-up Period, it shall be prohibited from directly or indirectly purchasing, offering to purchase, promising to purchase or entering into any agreement or contract to purchase any Common Shares.

A form of the Lock-up Option Agreement is attached hereto as Exhibit 4.4.

Standby Facility

On December 5, 2012, we entered into a Standby Facility established by Astra Maritime Inc. (“Astra”) and Orca Marine Corp. (“Orca”), which are owned by Prokopios (Akis) Tsirigakis, our Chairman of the Board, Co-Chief Executive Officer and President, and George Syllantavos, our Co-Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director, respectively, (Astra and Orca, collectively, the “Standby Lenders”).  In the event that more than 4,137,300 Common Shares are validly tendered in the Tender Offer and we elect to exercise our rights pursuant to the 2% Amendment to purchase such additional shares without extending the Expiration Date, we would fund the purchase of up to 120,000 additional Common Shares from the Standby Facility. Pursuant to the Standby Facility, the Standby Lenders may elect to provide financing to Nautilus in an amount equal to the lesser of: (i) $1.212 million or (ii) an amount equal to the product of the aggregate number of Common Shares validly tendered and not properly withdrawn pursuant to the Tender Offer in excess of 4,137,300 Common Shares, multiplied by $10.10. The Standby Facility expires on the first business day following the consummation of the Tender Offer.

The Standby Facility will be evidenced by a note in the principal amount of funds, if any, drawn down thereunder. The note will be consistent with the material terms of the Standby Facility, be payable in three equal installments which are 30, 60 and 90 days, respectively, subsequent to the date funding is provided thereunder. Neither the Standby Facility, nor the note to be issued in connection therewith, shall be convertible into, exchangeable for or otherwise exercisable into Common Shares or any other security which may be convertible into, exchangeable for or otherwise exercisable for Common Shares.

A copy of the Standby Facility is attached hereto as Exhibit 4.5.

Irrevocable Standby Facility

At its request, Nautilus entered into an Irrevocable Standby Facility (the “Irrevocable Standby Facility”) dated December 5, 2012 and established by Orca and Astra (the “Irrevocable Standby Lenders”) in favor of Nautilus.  Pursuant to the Irrevocable Standby Facility, the Irrevocable Standby Lenders are obligated to provide financing to Nautilus, if requested, in an amount up to $200,000 to fund certain fees and expenses incurred by Nautilus in connection with the Transaction and the Tender Offer. The obligation of the Irrevocable Standby Lenders to provide the funding in immediately available funds is conditioned on: (a) Nautilus having consummated the Tender Offer and (b) Nautilus providing the Irrevocable Standby Lenders with a request for funding. The Irrevocable Standby Facility expires on the first business day following the consummation of the Tender Offer.

The Irrevocable Standby Facility will be evidenced by a note in the principal amount of funds, if any, drawn down thereunder. The note will be consistent with the material terms of the Irrevocable Standby Facility, be payable within 90 days subsequent to the date funding is provided thereunder. Neither the Irrevocable Standby Facility, nor the note to be issued in connection therewith, shall be convertible into, exchangeable for or otherwise exercisable into Common Shares or any other security which may be convertible into, exchangeable for or otherwise exercisable for Common Shares.

A copy of the Irrevocable Standby Facility is attached hereto as Exhibit 4.6.

Promissory Notes

In July 2012, Nautilus issued non-interest bearing unsecured promissory notes (the “July Notes”) in the aggregate amount of $120,000 to Messrs. Tsirigakis ($60,000) and Syllantavos ($60,000) in consideration for the payment by such officers of various expenses. The July Notes were due upon consummation of a business transaction. The July Notes may, at the option of each holder, be convertible into warrants of the post-business transaction entity at a price of $0.75 per warrant and have identical terms to the Insider Warrants as set forth in the Company’s IPO prospectus. The July Notes do not have a claim against the Trust Account and will not reduce the per-share redemption price to below $10.10. The holders of the July Notes have certain registration rights as described therein. On December 5, 2012, the July Notes were amended to extend their due dates to 90 days after consummation of the Transaction (the “Amended and Restated Notes”). Copies of the Amended and Restated Notes are attached as Exhibits 4.7 and 4.8, respectively.

On December 5, 2012, Nautilus issued non-interest bearing unsecured convertible promissory notes (the “December Notes”) in the aggregate amount of $140,000 to Messrs. Tsirigakis ($70,000) and Syllantavos ($70,000) in consideration for the payment by such officers of various expenses in connection with the Transaction and the Tender Offer. The December Notes are due 90 days after consummation of the Transaction. The December Notes may, at the option of each holder, be convertible into warrants of the post-business transaction entity at a price of $0.75 per warrant and have identical terms to the Insider Warrants, as set forth in the Company’s IPO prospectus. The December Notes do not have a claim against the Trust Account and will not reduce the per-share redemption price to below $10.10. The holders of the December Notes have certain registration rights as described therein.

Copies of the December Notes are attached hereto as Exhibits 4.9 and 4.10, respectively.

Amendment of Bylaws

Immediately following the Closing, the Board of Directors of Nautilus will adopt Amendment No. 1 to the Bylaws (the “Amendment”). The purpose and effect of the Amendment is to establish a staggered board structure with three classes of directors (A, B and C) each serving three year terms, with the initial tenure being one, two and three year tenures, respectively, for each class.

A form of the Amendment is attached hereto as Exhibit 1.1.

Investor Presentation

 A copy of the materials to be presented to certain existing and potential shareholders of Nautilus in connection with the Transaction is attached hereto as Exhibit 15.1.

Press Release

On December 7, 2012, Nautilus issued a press release announcing the execution of the Share Purchase Agreement and its intention to commence the Tender Offer.

A copy of the press release is attached hereto as Exhibit 15.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

NAUTILUS MARINE ACQUISITION CORP.

December 7, 2012	By:	/s/ Prokopios (Akis) Tsirigakis
	Name:	Prokopios (Akis) Tsirigakis
	Title:	President

Exhibit Index

Exhibit No.	Description
1.1	Form of Amendment No. 1 to the Bylaws of Nautilus Marine Acquisition Corp.
4.1	Share Purchase Agreement dated December 5, 2012, among Nautilus Marine Acquisition Corp., Assetplus Limited, Vega Resource Group AS and Oil and Gas Ships Investor Limited.*
4.2	First Equity Incentive Plan
4.3	Exclusive Option Agreement dated November 7, 2012, by and between Nautilus Marine Acquisition Corp. and Vega Resource Group AS
4.4	Form of Lock-Up and Put Option Agreement dated November 12, 2012 between Nautilus Marine Acquisition Corp. and certain investors.
4.5	Standby Facility, dated December 5, 2012, established by Astra Maritime Inc. and Orca Marine Corp. in favor of Nautilus Marine Acquisition Corp.
4.6	Irrevocable Standby Facility, dated December 5, 2012, established by Astra Maritime Inc. and Orca Marine Corp. in favor of Nautilus Marine Acquisition Corp.
4.7	Amended and Restated Promissory Note dated December 5, 2012, issued to Prokopios (Akis) Tsirigakis in the amount of $60,000.
4.8	Amended and Restated Promissory Note dated December 5, 2012, issued to George Syllantavos in the amount of $60,000.
4.9	Promissory Note dated December 5, 2012, issued to George Syllantavos in the amount of $70,000.
4.10	Promissory Note dated December 5, 2012, issued to Prokopios (Akis) Tsirigakis in the amount of $70,000.
15.1	Investor Presentation.
15.2	Press Release.

*   All schedules for which provision is made in the applicable regulations of the SEC are not required under the related instructions or are not applicable, and, therefore, have been omitted. The Company agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.